FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of May 2004

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|    No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     GROHE Aktiengesellschaft
                                                             (Registrant)


03 May 2004                                 By: /s/ Michael Grimm
                                                ---------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


03 May 2004                                 By: /s/ Heiner Henke
                                                ---------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

GROHE AKTIENGESELLSCHAFT, HEMER

ADJUSTED CONSOLIDATED EBITDA
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
EURO IN THOUSANDS


Our adjusted consolidated EBITDA increased by (euro)8,002 or 4.7% from
(euro)171,501 in 2001 to (euro)179,503 in 2002 and by (euro)5,131 or 2.9% to
(euro)184,634 in 2003.

We consider adjusted consolidated EBITDA an important indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

A reconciliation between adjusted consolidated EBITDA and net income (loss) as reported in the consolidated financial statements for 2003, 2002 and 2001 is as follows:

                                                                        GROHE AKTIENGESELLSCHAFT
                                                    ------------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------
                  ADJUSTED EBITDA                             2003                  2002                  2001
                                                              ----                  ----                  ----
   Net income (loss) as reported in the
    consolidated statements of operations...........        (18,932)               23,551              (30,113)
   Income from equity method investees not
    received as a cash distribution.................              0                  (540)                    0
   Income tax expense (benefit).....................         41,601                26,332               (5,828)
   Interest expense as reported in the
    consolidated statements of operations...........         71,126                70,407                80,328
   Base depreciation expense........................         34,188                36,046                36,309
   Step-up depreciation expense.....................          1,022                11,826                17,769
   Amortization of software.........................          4,896            .    4,020                 3,372
   Amortization of goodwill and tradename...........         19,371                19,341                55,099
   Noncash charges..................................          1,474            .    4,639                   765
   Adjustment related to derivatives*...............         15,045               (16,119)               13,800
   Costs related to the refinancing of long-term
    debt to related parties and shareholders........         14,843                     0                     0
----------------------------------------------------        -------               -------               -------
   Adjusted EBITDA..................................        184,634            .  179,503               171,501
----------------------------------------------------        -------               -------               -------

* We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.